Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 14, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: H. Christopher Owings

Re: CS China Acquisition Corp.
Registration Statement on Form S-1
Filed November 9, 2007
File No. 333-147294

Dear Mr. Owings:

On behalf of CS China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 6, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Scott Anderegg. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

We have revised the disclosure throughout the Registration Statement as requested.

Securities and Exchange Commission
December 14, 2007

2.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

The Company will not be using any gatefold information in its prospectus.

3.
Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Prior to the effectiveness of the Registration Statement, we will arrange to have the Financial Industry Regulatory Authority (“FINRA”) call the Staff or provide the Staff with a letter indicating that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

4.
Please tell us the factors you considered in determining to value this offering at $32 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors. We may have further comments.

We have revised the disclosure on page 80 of the Registration Statement as requested.

5.
Similarly, please explain to us how you have calculated $8.00 per unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.

We have revised the disclosure on page 80 of the Registration Statement as requested.

6.	We note the reference on page 16 to re-sales of warrants. It is unclear if you intend for this registration statement to cover re-sales. Please revise or advise. See Item 507 of Regulation S-K.

The Registration Statement is not intended to cover re-sales of the shares underlying the insider warrants. The disclosure is simply meant to indicate the difference between the public warrants and insider warrants. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission
December 14, 2007

Prospectus Cover Page

7.
Please add a statement to the prospectus cover page and elsewhere in your document as appropriate, if true, that your founding stockholder will be using their own funds in making the simultaneous private placement of warrants and will not be borrowing funds or otherwise financing the transaction. We may have further comment.

We have revised the disclosure on the cover page of the prospectus as well as on pages 2, 3, 62 and 63 of the Registration Statement as requested.

8.	Please identify the nine states from the last risk factor on page 24 and disclose, if true, that retail investors from other states are not permitted to purchase in the offering.

We have revised the disclosure on the cover page of the prospectus as requested.

Summary, page 1

9.
Please remove all defined terms in the forepart of your document, specifically in the italicized paragraph at the beginning of your Summary section. All defined terms in this part of your document should be clear from their context, if they are not clear, please revise.

We have revised the disclosure in the Prospectus Summary to remove all defined terms as requested.

10.
The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should consider removing or substantially shortening one or more of the subsections in your The Offering section beginning on page 3. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

We have revised the disclosure in the Prospectus Summary as requested.

11.
We note the statement in the first paragraph on page two that you anticipate acquiring 100% of the equity interests or assets of a target business but will not acquire less than a controlling interest (less than 50%) of the voting securities of the target. Revise to clarify whether the controlling interest you acquire must be those of the combined company. For example, could you acquire a majority of the equity of a target and issue 51 % of your equity to the owners of the target, such that all CS China Acquisition insiders and public shareholders own a minority interest of the combined company's voting interests?

We currently indicate on page 2 of the Registration Statement as follows:

Securities and Exchange Commission
December 14, 2007

“If we issue securities in order to consummate a business combination, our shareholders could end up owning a minority of the combined company as there is no requirement that our shareholders own a certain percentage of our company after our business combination.”

Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

12.
Please revise the reference to $35 on pages eight and nine to address the possibility that electing conversion may be cost prohibitive for shareholders owning very few shares that may be worth, based on trading prices, a total of approximately $35. If your revised disclosure addresses circumstances where shareholders would have to pay the fee regardless of an election to convert, also disclose the possibility that shareholders would have to pay approximately $35 to elect conversion when the transaction is rejected.

We have revised the disclosure on page 49 in the Registration Statement as requested. However, in response to comment 10 above, the reference in the Prospectus Summary has been deleted.

13.
You state on page nine that tendering certificates may be accomplished in a matter of hours. Please revise to address the bases for this assumption and disclose the estimated time it would take a brokerage, including a discount brokerage, to receive, process, and execute a shareholder's request.

We have revised the disclosure on pages 7 and 48 in the Registration Statement as requested.

Risk Factors, page 13

Our key personnel may negotiate employment or ... page 18

14.	Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination.

We have revised the disclosure on page 16 of the Registration Statement as requested.

All of our officers and directors, page 19

15.	To clarify the conflicts of interest, please revise here and in the second to last risk factor on page 25 to quantify the approximate value of the insiders' equity based on the offering price.

Securities and Exchange Commission
December 14, 2007

We have revised the disclosure on pages 17 and 23 of the Registration Statement as requested.

The determination of the offering price of our units is more arbitrary... page 23

16.	Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units' offering price.

We have revised the disclosure on pages 21 and 22 of the Registration Statement as requested.

Because we are incorporated under the laws of the Cayman Islands. page 24

17.	Please revise to identify the "certain of our officers and directors."

None of the Company’s officers or directors is a resident of a jurisdiction other than the United States. We have revised the disclosure on page 22 of the Registration Statement to clarify the foregoing.

Use of Proceeds, page 34

18.	Please expand your footnotes to clarify the nature of the amounts in the "miscellaneous expenses" line item.

We have revised the disclosure on page 32 of the Registration Statement as requested.

Use of Contractual Arrangements, page 45

19.
You refer here and on pages two and 30-31 to "these types of arrangements" and state that such arrangements would be designed to provide you with the economic benefits of and control over the subject assets. Please briefly describe the types of contractual terms that you believe would adequately provide the economic benefits and control over assets that are not owned by you. Also, please disclose whether the letter agreements and underwriting agreement address the subjectivity of determining whether a contractual term or series of contractual terms confer effective control to you.

We have revised the disclosure on pages 43 and 44 of the Registration Statement as requested.

Conflicts of Interest, page 61

20.
Please clarify whether you may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from a private equity fund, investment company or affiliate of one or more of your insiders.

Securities and Exchange Commission
December 14, 2007

Discuss in reasonable detail any consideration that the company or its officers and directors have given so far to enter into business combinations with companies that are directly or indirectly affiliated with the company's existing shareholders, officers, or directors.

We currently disclose on page 62 of the Registration Statement as follows:

“To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing stockholders, including an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated with our management, or enter into a business combination where we acquire less than 100% of a target business and any of our officers, directors, founders, special advisors or their affiliates acquire the remaining portion of such target business, unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view. We currently do not anticipate entering into a business combination with an entity affiliated with any of our existing stockholders.”

We have revised the disclosure in such section in order to indicate that neither the Company nor its officers and directors have given any consideration to entering into a business combination with a company that is directly or indirectly affiliated with the Company’s existing shareholders, officers or directors.

21.
It appears from your disclosure on page 59 that your officers and directors have existing fiduciary obligations to other companies, including private equity firms, investment companies and other entities. Please identify these entities in a table and indicate for each officer and director relationship the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

We have revised the disclosure on page 59 of the Registration Statement as requested.

Principal Shareholders, page 63

22.
We note the disclosure that the purchasers of the insider warrants will not sell or transfer their warrants until after completion of your initial business combination. Please revise to clarify if these sales or transfers will be required to be registered.

We have revised the disclosure on page 62 of the Registration Statement as requested.

Certain Transactions, page 65

Securities and Exchange Commission
December 14, 2007

23.	Please discuss any penalties if you are unable to repay the advances made to you by Chien Lee and Sylvia Lee.

We have revised the disclosure on page 64 of the Registration Statement as requested.

24.	We note that in September 2007 you sold 1,150,000 ordinary shares to your officers for $0.02 per shares. Please disclose how you determined this price.

The $0.02 per share price was arrived at by dividing $25,000, the typical amount that is infused to capitalize similarly structured blank check companies, by 1,150,000 shares, the number of shares necessary for the Company’s existing shareholders to own 20% of the Company’s securities after the offering. As this is simply a mathematical function, we respectfully do not believe such disclosure is necessary to be included in the Registration Statement. Accordingly, we have not revised the disclosure in response to this comment.

25.	Also, we note that CS Capital USA has agreed to purchase 1,500,000 private placement warrants at a price of $1.00 per warrant. Please disclose how you determined this price.

We have revised the disclosure on page 63 of the Registration Statement as requested.

SEC Position on Rule 144 Sales, page 73

26.	Please revise to quantify the securities that are subject to the position discussed in this subsection.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Taxation, page 74

27.
You disclose on page 74 that you have not received a tax opinion. However, the first sentence on page 76 suggests that U.S. holders will receive preferential tax treatment, subject to the fourth paragraph on page 77 where you state that it is likely that CS China Acquisition will meet the PFIC asset or income tests for the current year and expose U.S. holders to "significant adverse tax consequences." Either revise to state up front that relevant U.S. holders will incur significant adverse tax consequences, or if your disclosure describes circumstances where U.S. holders may benefit from preferential tax treatment, provide a tax opinion from counsel.

We have revised the disclosure on page 76 of the Registration Statement as requested.

Underwriting, page 80

28.	Please provide the pricing and quantity information for this section as soon as they are finalized.

Securities and Exchange Commission
December 14, 2007

We will provide the pricing and quantity information as soon as they are finalized.

Commissions and Discounts, page 81

29.	Please revise your figure under "Without Options" and across from "Discount" so that it is consistent with your other disclosures.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Part II Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page 11-2

30.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Duly noted. We will file all required exhibits as soon as possible.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Chien Lee